

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 16, 2017

Brian L. Roberts
Chairman and Chief Executive Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> Re: **Comcast Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 3, 2017**
> **Form 8-K Filed January 26, 2017**
> **File No. 001-32871**

Dear Mr. Roberts:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications